EXHIBIT 99.1

Federal Government Issues Key Water Licence for Seabridge Gold’s KSM Project

TORONTO, Nov. 21, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today it has received a licence from the Government of Canada required for the construction, operation and maintenance of the Water Storage Facility and associated ancillary water works at its 100%-owned KSM Project located in northwestern BC.

The licence, as authorized within the International Rivers Improvement Act (IRIA), regulates all structures and activities situated on transboundary waters shared with the United States that have the potential to impact water quality and quantity. The Water Storage Facility (WSF) and its ancillary water works (water diversion ditches and tunnels) are the primary water management control systems for the KSM Project. These facilities separate water which has not contacted mined material from so-called contact water originating from disturbed areas of the mine site and then contain the contact water prior to treatment and eventual release to the receiving environment. These facilities are situated on Mitchell and Sulphurets creeks, tributaries of the transboundary Unuk River system that flows into Alaska. The licence was granted for a term of 25 years under the International Rivers Improvements Regulations as administered by Environment and Climate Change Canada.

Seabridge Gold Chairman and CEO Rudi Fronk stated: "This important permit highlights the Government of Canada’s continued support for the environmental standards incorporated into our design of the KSM project. This approval further validates the Environmental Impact Statement approval received in 2014, also from the Government of Canada, which concluded that the KSM Project would not result in ‘significant impacts’ to the environment, including those waters which flow into Alaska. On behalf of Seabridge and its stakeholders, I would like to express our thanks to the Minister of Environment and Climate Change Canada and her technical team for reviewing and approving our permit application.”

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

                                                                                    ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292
Fax: (416) 367-2711
Email:  info@seabridgegold.net